Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

October 18, 2006

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited (the “Company”) issued an announcement on October 17, 2006, a copy of which is attached as Exhibits 99.1 hereto. The attached announcement is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. The Company does not intend to make a public offering or register any part of the proposed A Share Issue (as defined in the attached announcement) in the United States.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated October 16, 2006

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wu Yan
(Signature)
October 18, 2006	Name:	Wu Yan
	Title:	Director and President

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the
People’s Republic of China with limited liability)
(Stock code: 2628)

VOTING RESULTS AT THE SECOND EXTRAORDINARY GENERAL MEETING 2006

The Board of the Company announces that the following resolutions put forward at the EGM held on 16 October 2006 were passed:

(1)	all the special resolutions in relation to the A Share Issue;

(2)	the special resolution in relation to the proposed amendments to the Articles of Association of the Company;

(3)	all the ordinary resolutions in relation to the adoption of the Procedural Rules; and

(4)	the ordinary resolution in relation to the establishment of the China Life Charity Fund (provisional name).

Unless otherwise indicated, capitalised terms used herein shall have the same meanings as those defined in the Circular of the Company dated 1 September 2006.

Pursuant to the notice of the EGM of the Company dated 1 September 2006, the EGM was held at the Conference Room, Level 31, China Life Tower, 16 Chaowai Avenue, Chaoyang District, Beijing, China on Monday, 16 October 2006 at 9:00 a.m..

There were a total of 26,764,705,000 shares, representing 100% of the total issued share capital of the Company, entitled to attend and vote for or against the resolutions considered at the EGM. The meeting was convened in accordance with the requirements of the Company Law of the PRC and the Articles of Association of the Company. There were no restrictions on any shareholder casting votes on any of the proposed resolutions at the EGM. The EGM was chaired by Mr. Yang Chao, the chairman of the Board.

At the EGM, the chairman of the EGM demanded to put each of the resolutions set out in the notice of the EGM dated 1 September 2006 to the vote by way of poll.

Commission File Number 001-31914

The poll results in respect of each of the resolutions proposed at the EGM are as follows:

Resolutions	No. of Votes (%)		Total Number of Votes
	For	Against
I. As special resolutions:

1.       Subject to the approval by the relevant Regulatory Authorities, which include the CSRC and CIRC, the allotment and issue of A Shares by the Company in the PRC by way of public offering of new shares and/or such other manner as shall be approved by the Relevant Authorities (“A Share Issue”) and each of the following terms and conditions for the A Share Issue be and are hereby approved one by one:

(1) Class of Shares: A Shares.	20,905,814,686 (99.9835)%	3,444,840 (0.0165)%	20,909,259,526
The resolution was duly passed as a special resolution.

(2) Total number of A Shares to be issued: not more than 1,500,000,000 A Shares.	20,905,807,686 (99.9835)%	3,451,840 (0.0165)%	20,909,259,526

The resolution was duly passed as a special resolution.

(3) Nominal value: RMB1.00 each	20,898,697,726 (99.9835)%	3,443,840 (0.0165)%	20,902,141,566

The resolution was duly passed as a special resolution.

(4) Target subscribers: (i) strategic investors; (ii) securities investment funds, securities companies, trust and investment companies, financial companies, insurance institutional investors and qualified foreign institutional investors satisfying the requirements of CSRC; and (iii) other institutional investors and public investors as approved by CSRC, except for those prohibited under PRC laws and regulations.	20,905,807,686 (99.9835)%	3,451,840 (0.0165)%	20,909,259,526

The resolution was duly passed as a special resolution.

(5) Issue price: issue price of the A Share Issue will be determined on the basis of market conditions, the condition prevailing in the PRC securities market at the time of the A Share Issue by way of customary market consultation and such other ways as approved by CSRC.	20,905,815,686 (99.9835)%	3,443,840 (0.0165)%	20,909,259,526

The resolution was duly passed as a special resolution.

(6) Place of listing: Shanghai Stock Exchange.	20,905,813,686 (99.9835)%	3,445,840 (0.0165)%	20,909,259,526

The resolution was duly passed as a special resolution.

(7) Use of proceeds: funds raised from the A Share Issue will be used to replenish the capital of the Company and for such other purposes as approved by the Relevant Authorities.	20,905,815,686 (99.9835)%	3,443,840 (0.0165)%	20,909,259,526

The resolution was duly passed as a special resolution.

(8) The existing and new Shareholders whose names appear on the register of members of the Company after completion of the A Share Issue shall be entitled to share the Company’s accumulated retained earnings at the time of the A Share Issue.	20,905,807,686 (99.9835)%	3,451,840 (0.0165)%	20,909,259,526

The resolution was duly passed as a special resolution.

Commission File Number 001-31914

(9) Validity period of this resolution: This special resolution shall be effective for a period of 12 months from the date of the approval by the EGM.	20,905,815,086 (99.9835)%	3,444,440 (0.0165)%	20,909,259,526

The resolution was duly passed as a special resolution.

(10) The Board (and its delegates) shall be and are authorized to determine and deal with, at their discretion and with full authority, matters in relation to the A Share Issue (including but not limited to the specific timing of issue, number of A Shares to be issued, offering mechanism, pricing mechanism, issue price, target subscribers and the number and proportion of A Shares to be issued to each subscriber).	20,875,137,686 (99.8349)%	34,529,840 (0.1651)%	20,909,667,526

The resolution was duly passed as a special resolution.

(11) The Board (and its delegates) shall be and are authorized to determine matters in relation to strategic investors (including but not limited to the target strategic investors, negotiation and signing of the relevant agreements with strategic investors).	20,875,137,686 (99.8349)%	34,529,840 (0.1651)%	20,909,667,526

The resolution was duly passed as a special resolution.

(12)   The Board (and its delegates) shall be and are authorized to, at their discretion and with full authority sign or execute all necessary documents (including but not limited to the preliminary prospectus, the prospectus, underwriting agreement, listing agreement and any related announcements), effect and carry out necessary formalities (including but not limited to procedures for listing of the A Shares on Shanghai Stock Exchange), and take all other necessary actions in connection with the A Share Issue, as well as to handle all registration requirements in relation to changes in the registered capital of the Company following the completion of the A Share Issue.

	20,875,137,686 (99.8349)%	34,529,840 (0.1651)%	20,909,667,526

The resolution was duly passed as a special resolution.

2. Subject to the passing of the above special resolution 1 and conditional upon the completion of the A Share Issue, to approve (a) the amendments to the Articles of	20,872,647,526 (99.8305)%	35,447,000 (0.1695)%	20,908,094,526

Commission File Number 001-31914

          Association as set out in Appendix 1 to the Circular; and to authorise (b) the Board (and its delegates) to make further amendments which in their opinion may be necessary, desirable and expedient in accordance with the mandatory requirements of the applicable laws and regulations, and as may be required by the Relevant Authorities, and to apply for approvals from the Relevant Authorities after the completion of the A Share Issue. The amended Articles of Association as referred to in this special resolution 2 shall come into effect on the date when all the relevant approvals from the CIRC are obtained.

The resolution was duly passed as a special resolution.

II. As ordinary resolutions:

3. Subject to the passing of the above special resolution 1 and conditional upon the completion of the A Share Issue, to approve the adoption of the procedural rules of the Shareholders’ general meetings as set out in Appendix 2 to the Circular.	21,116,954,686 (99.9903)%	2,050,840 (0.0097)%	21,119,005,526

The resolution was duly passed as an ordinary resolution.

4. Subject to the passing of the above special resolution 1 and conditional upon the completion of the A Share Issue, to approve the adoption of the procedural rules of the Board meetings as set out in Appendix 3 to the Circular.	21,116,954,686 (99.9903)%	2,050,840 (0.0097)%	21,119,005,526

The resolution was duly passed as an ordinary resolution.

5. Subject to the passing of the above special resolution 1 and conditional upon the completion of the A Share Issue, to approve the adoption of the procedural rules of the Supervisory Committee meetings as set out in Appendix 4 to the Circular.	21,116,954,686 (99.9903)%	2,050,840 (0.0097)%	21,119,005,526

The resolution was duly passed as an ordinary resolution.

6. To approve the establishment of the China Life Charity Fund (provisional name).	21,110,369,886 (99.9903)%	2,051,840 (0.0097)%	21,112,421,726

The resolution was duly passed as an ordinary resolution.

The full text of the resolutions is set out in the notice of the EGM dated 1 September 2006.

Computershare Hong Kong Investor Services Limited, the Company’s H share registrar, in conjunction with King & Wood, the Company’s PRC legal advisers, acted as the scrutineers in respect of the voting at the EGM and performed calculation to obtain the above poll voting results based on the completed and signed poll voting forms collected by the Company.

As at the date of this announcement, the Board comprises:

Commission File Number 001-31914

Yang Chao (Executive Director)

Wu Yan (Executive Director)

Wan Feng (Executive Director)

Shi Guoqing (Non-executive Director)

Zhuang Zuojin (Non-executive Director)

Long Yongtu (Independent non-executive Director)

Sun Shuyi (Independent non-executive Director)

Ma Yongwei (Independent non-executive Director)

Chau Tak Hay (Independent non-executive Director)

Cai Rang (Independent non-executive Director)

By order of the Board of Directors
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

Hong Kong, 16 October 2006